UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)   [  ]

Securities Act Rule 802 (Exchange Offer) [x]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)   [  ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)   [  ]
Exchange Act Rule 14e-2(d) (Subject Company Response)  [  ]

Armada Data Corporation; 1498798 B.C. Ltd.
(Name of Subject Company)

N/A; N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia, Canada; British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Armada Data Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Armada: 042084103; 1498798 B.C.: None
(CUSIP Number of Class of Securities (if applicable))

Elizabeth Matthews, Chief Financial Officer, Armada Data Corporation,
1230 Crestlawn Drive, Mississauga, Ontario L4W 1A6 Tel: 1-905-624-4913 x 233
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 1, 2024
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Armada Data Corporation and are required to be disseminated to U.S. security holders or published in the United States:

  Notice of Special Meeting of Shareholders and Management Information Circular (the "Circular") dated September 25 2024, in respect of a special meeting of shareholders of Armada Data Corporation with respect to the proposed amalgamation of Armada Data Corporation with 1498798 B.C. Ltd., a copy of which is furnished as Exhibit 1.1 to this Form CB.
  Letter of Transmittal, a copy of which is furnished as Exhibit 1.2 to this Form CB.

(b) Not applicable.

Item 2. Informational Legends

The applicable legends have been included in the Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) None.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with furnishing this Form CB, Armada Data Corporation is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Armada Data Corporation shall be promptly communicated to the United States Securities and Exchange Commission by an amendment to Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 1, 2024.

/s/ Elizabeth Matthews
(Signature)

Elizabeth Matthews, Chief Financial Officer, Armada Data Corporation
(Name and Title)

/s/ James Matthews
(Signature)

James Matthews, Director, 1498798 B.C. Ltd.
(Name and Title)